Exhibit 99.1

Huitao Technology Announces Favorable Decision from the Nasdaq Hearings Panel

--At Hearing HHT Demonstrates Ability to Regain Compliance—

--Nasdaq Issued Letter to HHT Confirming Compliance—

--Transition to Education Services Business on Track to be Completed Soon—

Huitao Technology Co., Ltd. (“HHT”), or the “Company,” (NASDAQ CM: HHT) a company which is in the process of disposing its legacy ready-mix concrete materials to an innovative education service provider, announced today that on April 16, 2020, it received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) informing it of a favorable decision from the Nasdaq Hearings Panel (the “Panel”) to grant the Company’s request for continued listing of the Company’s ordinary shares on the Nasdaq Capital Market.

At a hearing held on March 12, 2020, the Company appeared before the Panel to demonstrate it has regained compliance with Nasdaq’s stockholders’ equity requirement under Nasdaq Listing Rule 5550(b) (the “Equity Requirement”) following the completion of a number of transactions previously announced. On April 16, 2020, the Panel confirmed that the Company had regained compliance with the Nasdaq Stock Market’s listing requirements. Accordingly, the Panel determined to allow continued listing of the Company’s securities on the Nasdaq Capital Market.

Yang (Sean) Liu, Chairman and CEO of HHT, stated, “Nasdaq’s decision recognized the viability of our strategy to focus on innovative education services. They also took into account our financial strength. We are on track to complete the disposal of our ready-mix concrete business by the end of this month as previously planned. Going forward, we will be fully focused on the online and offline education services in multiple disciplines, which offer more growth opportunities and will better reward our shareholders. We believe this is the right path to establish HHT as a leading global business.”

The Panel indicated that because of the Company’s new business model, it is appropriate to place the Company under a Panel Monitor (the “Monitor”) that shall last through April 15, 2021. Pursuant to that Monitor and as provided in Nasdaq Listing Rule 5815(d)(4)(A), if at any time during the monitor period the Company fails to maintain compliance with any listing standard, Staff will issue a Staff Delisting Determination and the Hearings Department will promptly schedule a new hearing. The Company believes that it will be able to remain in compliance with all of the Nasdaq Capital Market’s continued listing requirements.

About Huitao Technology Co., Ltd.

Huitao Technology is a holding company whose primary business is currently undergoing a shift to a dedicated education services provider, offering both online and offline innovative education services. Its business operations are conducted through its wholly-owned subsidiaries CACM Group NY, Inc. (“CACM”), Sunway Kids International Education Group Ltd. (“Sunway Kids”), Xin Ao Construction Materials, Inc., Beijing Ao Hang Construction Materials Technology Co., Ltd., Brave Millennium Limited, Chengdu Hengshanghui Intelligent Technology Co., Ltd. and its variable interest entities, Beijing Xin Ao Concrete Group and Chengdu Hengshanghui Education Consulting Co., Ltd. Sunway Kids engages in the early childhood education service business, providing a well-structured system to day cares and preschools in China, including AI and robotic technologies, intellectual campus administration software as a service (SaaS) system and personalized education planning. Through Baytao LLC, a newly formed joint venture, the Company also anticipates providing tutoring programs in New York which includes online learning via a platform being built by CACM. For more information, please visit http://www.china-acm.com.

Safe Harbor / Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and HHT’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on HHT’s operations, the demand for the HHT’s products and services, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the “SEC”) by HHT.

Additional information concerning these and other factors that may impact our expectations and projections will be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2019. HHT’s SEC filings are available publicly on the SEC’s website at www.sec.gov. HHT disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

IR Contact:

IR@china-acm.com